

Mail Stop 4546

May 5, 2017

Tim Van Hauwermeiren
Chief Executive Officer
argenx SE
Willemstraat 5
4811 AH, Breda, the Netherlands

      Re: argenx SE
              Amendment No. 1 to
              Registration Statement on Form F-1
              Filed May 4, 2017
              File No. 333-217417

Dear Mr. Van Hauwermeiren:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 8.1

1. It appears that you intend to use a short-form tax opinion. Please have counsel revise Section 3. Opinion to clearly state that the disclosure under the headings "Dutch Tax Consequences Prior To Our Redomiciliation" and "Dutch Tax Consequences Upon Completion of Our Redomiciliation" is the opinion of counsel. Please also revise the disclosure under these headings in the prospectus to clearly state that it is the opinion of counsel and to identify and articulate the opinions being rendered by counsel. Please ensure that you provide a firm opinion for each material tax consequence or explain why such an opinion cannot be given. Please also remove the language throughout stating that

these sections are summaries. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

You may contact Sasha Parikh at (202) 551-3627 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Erin Jaskot, Special Counsel, at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Edwin O'Connor
        Goodwin Procter LLP